Exhibit 99.1

COUGAR BIOTECHNOLOGY, INC.

(A DEVELOPMENT STAGE COMPANY)

CONDENSED BALANCE SHEETS
(Unaudited)

	March 31,	December 31,
ASSETS	2006	2005

Current assets:
Cash and cash equivalents	$1,336,899	$1,040,864
Debt issuance costs, net	497,285	500,776
Prepaid expenses and other	224,366	164,061

Total current assets	2,058,550	1,705,701
Property and equipment, net	82,537	8,581
Deposits	160,000	160,000

Totals	$2,301,087	$1,874,282

LIABILITIES AND STOCKHOLDERS' DEFICIENCY
Current liabilities:
Borrowings under line of credit	$600,000	$600,000
Convertible notes payable, net of discount	5,841,413	3,113,324
Notes payable, net of discount	971,170	934,887
Warrant liability	680,004	856,398
Option compensation liability for non-employees	1,195,927	459,833
Accounts payable	746,243	1,251,586
Accrued expenses	943,697	875,728

Total current liabilities	10,978,454	8,091,756
Deferred rent	34,029	--

Total liabilities	11,012,483	8,091,756

Commitments and contingencies

Stockholders' deficiency:
Preferred stock - $.001 par value; 25,000,000 shares
authorized; none issued or outstanding	--	--
Common stock - $.001 par value; 50,000,000 shares
authorized; 9,250,005 shares issued and outstanding	9,250	9,250
Additional paid-in capital	5,831,052	5,123,125
Deficit accumulated during the development stage	(14,551,698)	(11,349,849)

Total stockholders' deficiency	(8,711,396)	(6,217,474)

Totals	$2,301,087	$1,874,282

SEE ACCOMPANYING NOTES TO THE CONDENSED FINANCIAL STATEMENTS

COUGAR BIOTECHNOLOGY, INC.

(A DEVELOPMENT STAGE COMPANY)

CONDENSED STATEMENTS OF OPERATIONS
(Unaudited)
			Period from
			May 14, 2003
	Three Months Ended		(date of inception) to
	March 31,		March 31,
	2006	2005	2006

Operating expenses:
General and administrative	$1,784,596	$237,099	$5,594,049
Research and development	1,192,563	731,328	8,467,434
Depreciation	766	490	4,563

Totals	2,977,925	968,917	14,066,046

Loss from operations	(2,977,925)	(968,917)	(14,066,046)

Other income (expense):
Interest income	7,655	7,807	45,162
Interest expense	(231,579)		(530,814)
Totals	(223,924)	7,807	(485,652)

Net loss	$(3,201,849)	$(961,110)	$(14,551,698)

Net loss per share -
basic and diluted	$(.35)	$(.10)

Weighted-average common shares
outstanding - basic and diluted	9,250,005	9,250,005

SEE ACCOMPANYING NOTES TO THE CONDENSED FINANCIAL STATEMENTS

COUGAR BIOTECHNOLOGY, INC.

(A DEVELOPMENT STAGE COMPANY)

CONDENSED STATEMENTS OF STOCKHOLDERS' DEFICIENCY
(Unaudited)

Period from May 14, 2003 (date of inception) through March 31, 2006

				Deficit
				Accumulated
	Common		Additional	During the
	Stock		Paid-in	Development
	Shares	Amount	Capital	Stage	Total
Issuance of shares of common stock at
$.1765 per share	4,250,002	$4,250	$745,750		$750,000

Effect of issuance of shares of common stock to
an officer at $.001 per share	750,000	750	131,625		132,375

Option compensation for non-employees			207		207

Net loss				$(378,375)	(378,375)

Balance at December 31, 2003	5,000,002	5,000	877,582	(378,375)	504,207

Issuance of shares of common stock at
$1.00 per share	4,250,003	4,250	4,245,750		4,250,000

Option compensation for non-employees			14,476		14,476

Net loss				(3,160,136)	(3,160,136)

Balance at December 31, 2004	9,250,005	9,250	5,137,808	(3,538,511)	1,608,547

Issuance of warrants with notes			130,954		130,954
Issuance of warrants for debt costs			91,041		91,041

Option compensation for non-employees			403,331		403,331

Reclassification of non-employees options
and warrants due to issuance of
convertible notes to liabilities			(640,009)		(640,009)

Net loss				(7,811,338)	(7,811,338)

Balance at December 31, 2005	9,250,005	$9,250	$5,123,125	$(11,349,849)	$(6,217,474)

Option compensation for employees			707,927		707,927

Net loss				(3,201,849)	(3,201,849)

Balance at March 31, 2006	9,250,005	$9,250	$5,831,052	$(14,551,698)	$(8,711,396)

SEE ACCOMPANYING NOTES TO THE CONDENSED FINANCIAL STATEMENTS

COUGAR BIOTECHNOLOGY, INC.

(A DEVELOPMENT STAGE COMPANY)

CONDENSED STATEMENTS OF CASH FLOWS
(Unaudited)
			Period from
			May 14, 2003
			(date of
	Three Months Ended		inception) to
	March 31,		March 31,
	2006	2005	2006

Operating activities:
Net loss	$(3,201,849)	$(961,110)	$(14,551,698)
Adjustments to reconcile net loss to
net cash used in operating activities:
Depreciation	766	490	4,563
Non-cash compensation			48,000
Option compensation for non-employees	736,094	27,677	1,195,927
Option compensation for employees	707,927		707,927
Stock issued for compensation			131,625
Amortization of note discounts	44,175		174,248
Amortization of debt and note issuance costs	165,708		235,306
Charge to interest expense for change in warrant value	(68,634)		(48,634)
Deferred rent	277		277
Changes in operating assets and liabilities:
Employee advance			(96,000)
Prepaid expenses and other assets	(60,306)	(32,886)	(336,366)
Accounts payable and accrued expenses	(437,374)	(40,918)	1,689,939
Net cash used in operating activities	(2,113,216)	(1,006,747)	(10,844,886)

Investing activities - purchase
of furniture and fixtures	(40,971)	(4,665)	(53,349)

Financing activities:
Net proceeds from issuance of
common stock			5,000,750
Payment of debt issuance costs	(134,778)		(510,736)
Proceeds from issuance of
notes payable			1,000,000
Proceeds from issuance of
convertible notes payable	2,585,000		6,145,120
Proceeds from borrowings under
line of credit			600,000
Net cash provided by financing activities	2,450,222	--	12,235,134

Net increase (decrease) in cash
and cash equivalents	$296,035	$(1,011,412)	$1,336,899

Cash and cash equivalents,
beginning of period	1,040,864	1,838,594	--

Cash and cash equivalents,
end of period	$1,336,899	$827,182	$1,336,899

Supplemental disclosures of non-cash investing and financing activities:
Value of warrants charged to debt and
note issuance costs	$89,137	$--	$303,553

Value of warrants issued with
notes payable	$47,497	$--	$574,485

Acquisition of leasehold improvements
under lease obligation	$33,751	$--	$33,751

Supplemental disclosures of cash flow information:
Interest paid	$9,917	$--	$24,719

COUGAR BIOTECHNOLOGY, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 1. BUSINESS DESCRIPTION

Cougar Biotechnology, Inc. (the “Company”) in-licenses or acquires clinical stage products that have previously been tested in clinical trials for the treatment of cancer with the goal of developing the drugs for its own proprietary portfolio. The Company’s portfolio includes CB7630, which is currently being tested in Phase I/II clinical trials in prostate cancer, CB3304, which is currently being tested in a Phase I trial in hematological malignancies and CB1089, which has previously been tested in a number of clinical trials in cancer.

NOTE 2. BASIS OF PRESENTATION

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, pursuant to the rules and regulations of the Security and Exchange Commission for interim financial information. Accordingly, the financial statements do not include all information and notes required by accounting principles generally accepted in the United States of America for complete annual financial statements. In the opinion of management, the accompanying unaudited condensed financial statements reflect all adjustments, consisting of only normal recurring adjustments, considered necessary for a fair presentation. Interim operating results are not necessarily indicative of results that may be expected for the year ending December 31, 2006 or for any subsequent period. These statements should be read in conjunction with the audited financial statements for Cougar Biotechnology, Inc. and notes thereto for the year ended December 31, 2005 and filed with the Company’s Current Report on Form 8-K filed April 7, 2006.

NOTE 3. LIQUIDITY AND CAPITAL RESOURCES

The Company reported a net loss of $3,201,849 for the three months ended March 31, 2006. The net loss from date of inception, May 14, 2003 to March 31, 2006 amounted to $14,551,698, and had a working capital deficiency of $8,919,904 as of March 31, 2006.

We are a development stage company that has not generated any revenues from operations. We have financed our operations since inception primarily through equity and debt financing. Our continued operations will depend on whether we are able to raise additional funds through various potential sources, such as equity and debt financing. Such additional funds may not become available on acceptable terms and there can be no assurance that any additional funding that we do obtain will be sufficient to meet our needs in the long term. Through March 31, 2006, a significant portion of our financing has been through private placements of common stock and debt financing.

We will continue to fund operations from cash on hand and through the similar sources of capital previously described. We can give no assurances that any additional capital that we are able to obtain will be sufficient to meet our needs. Given the current and desired pace of clinical development of our three product candidates over the next nine months, we estimate that we will need to raise additional capital in 2006, likely by selling shares of our capital stock or other securities, in order to fund our research and development activities. There can be no assurance that such capital will be available to us on favorable terms or at all. If we are unable to raise additional funds in the future on acceptable terms, or at all, we may be forced to curtail our desired development activities over the next 12 months. In addition, we could be forced to delay or discontinue product development, and forego attractive business opportunities. Any additional sources of financing will likely involve the sale of our equity securities, which will have a dilutive effect on our stockholders. On April 3, 2006, we completed a private placement offering with gross proceeds of $39,650,000 (See Note 8).

NOTE 4. SUMMARY OF SIGNIFICENT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of expenses for the periods presented. Accordingly, actual results could differ from those estimates.

NET LOSS PER SHARE

Basic net loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding during the periods presented as required by SFAS No. 128, “Earnings Per Share”. Diluted earnings per share have not been presented because the assumed exercise of the Company’s outstanding options and warrants would have been anti-dilutive. Potentially dilutive securities excluded from the calculations amounted to 6,058,940 shares at March 31, 2006, comprised of 2,967,000 options and 3,091,940 warrants, and 1,655,000 options at March 31, 2005.

STOCK- BASED COMPENSATION

The Company's 2003 Stock Option Plan (the "Plan") was adopted by the Board of Directors on May 15, 2003. Pursuant to the Plan, the Company may grant incentive stock options and nonqualified stock options, as well as other forms of equity-based compensation. Incentive stock options may be granted only to employees, while consultants, employees, officers and directors are eligble for the grant of nonqualified options under the Plan. The maximum term of stock options granted under the Plan is 10 years. The exercise price of incentive stock options granted under the Plan must be at least equal to the fair market value of such shares on the date of grant. During the three months ended March 31, 2006, the Board of Directors and stockholders approved an increase in the number of shares reserved from 2,000,000 to 3,500,000.

As required, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123, "Share-Based Payment" ("SFAS 123R") on January 1, 2006. SFAS 123R requires the fair value of all share-based payments of employees, including grants of stock options, to be recognized in the statement of operations over the requisite service period. The Company will continue to account for the fair value of all share-based payments to non-employees, including stock options, in a similar manner as required by SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123R eliminated the option provided by SFAS 123 that was used by the Company prior to January 1, 2006 to account for stock options granted to employees using the intrinsic value method under Account Principles Board ("APB") Opinion 25, "Accounting for Stock Issued to Employees." Under APB 25, the Company only recorded compensation expense for stock options granted to employees for the excess, if any, of the fair value over the exercise price of an option as of the date of grant. By electing the intrinsic value method, the Company was required to present pro forma disclosures as if it had used the provisions of SFAS 123 and had recorded the fair value of employee stock options over the vesting period.

The Company has elected to adopt SFAS 123R using the modified-prospective method and, accordingly, financial statement amounts for periods prior to January 1, 2006 have not been restated to reflect the fair value method of recognizing compensation cost relating to employee stock options. The adoption of SFAS 123R's fair value method had and will continue to have a material impact on our results of operations, although it will have no impact on our cash flows or overall financial position. Under SFAS 123R, employee option grants are generally valued at the grant date and those valuations do not change once they have been established. As a result, the stock-based compensation expense we expect to record in 2006 will be based largely upon the amortization of costs for awards granted in 2006 and amounts related to unvested options granted in prior periods. As SFAS 123R  includes further guidance on the assumptions to be used in the stock option pricing models, we expect to have differences between the expenses the Company would have recognized under the pro forma disclosures required by SFAS 123 and the expense we will recognize under SFAS 123R. Because of the variability in the assumptions to be used in the valuation of stock options we may grant in 2006 and the variability in the quantity and other terms of stock-based awards we may issue in 2006, our ability to predict the aggregate 2006 stock based compensation expense is limited.

Consequently, for the three months ended March 31, 2006, the Company's results of operations reflected compensation expense for the amortization over the service period of the fair value of new employee stock options granted in that period and what would have been the remaining fair value under SAS 123 of unvested employee options as of the date of adoption. The amount recognized in the financial statements related to stock-based employee compensation was $707,927 for the three months ended March 31, 2006, which was included in general and administrative operating expense.

Had compensation cost for stock-based employee compensation been determined using the fair value method consistent with SFAS 123R instead of the intrinsic value under APB 25, the net loss and net loss per share for the three months ended March 31, 2005, would have been adjusted to the following pro forma amounts:

NOTE 4. SUMMARY OF SIGNIFICENT ACCOUNTING POLICIES (CONTINUED)

STOCK- BASED COMPENSATION (CONTINUED)

Three Months
Ended
March 31,
2005

Net loss as reported	$(961,110)
Stock-based employee compensation determined under the
fair value method	(2,334)

Net loss, pro forma	$(963,444)

Basic and diluted not loss per common share:
As reported	$(0.10)
Pro forma	$(0.10)

In accordance with the provisions of SFAS 123, and Emerging Issues Task Force (“EITF”) No. 96-18, “Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services,” all other issuances of common stock, stock options or other equity instruments to non-employees (including consultants and all members of the Scientific Advisory Board) as the consideration for goods or services received by the Company are accounted for based on the fair value of the equity instruments issued (unless the fair value of the consideration received can be more reliably measured). Any options issued to non-employees are recorded in expense and additional paid-in capital in stockholders’ deficiency or current liabilities over the applicable service periods using variable accounting through the vesting date based on the fair value of the options at the end of each period. During the three months ended March 31, 2006 and 2005, the Company recognized $736,094 and $27,677, respectively, of expense relating to the granting of options to non-employees for services and such expense is included in the accompanying statements of operations. Approximately $705,000 of that expense represents the effects of options that were granted in the three months ended March 31, 2006 for services that were provided in that period.

The fair value of options granted to non-employees was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions at March 31, 2006 and 2005:

	2006	2005
Dividend yield	0%	0%
Expected volatility	72%	72%
Risk-free interest rate	4.7%	4.0%
Expected lives	5year	4years

NOTE 4. SUMMARY OF SIGNIFICENT ACCOUNTING POLICIES (CONTINUED)

STOCK- BASED COMPENSATION (CONTINUED)

The price volatility for the calculation of value of options to non-employees was computed by using an average historical volatility of public companies in the same industry.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. As allowed by SFAS 123R for companies with a short period of publicly-traded stock history, our estimate of expected volatility is based on the average expected volatilities of a sampling of five companies with similar attributes to our Company, including: industry, stage of life cycle, size and financial leverage. As we have so far only awarded “plain vanilla options” as determined by SAB 107, we used the “simplified method” for determining the expected life of the options granted. This method is allowed until December 31, 2007, after which we will be required to adopt another method to determine expected life of the option awards. The risk-free rate for periods within the contractual life of the option is based on the U.S. treasury yield curve in effect at the time of grant valuation. SFAS 123R does not allow companies to account for option forfeitures as occurred, instead estimated option forfeitures must be calculated upfront to reduce the option expense to be recognized over the life of the award and updated upon further information as to the amount of options expected to be forfeited.

 The fair value of options granted to employees was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions used during the three months ended March 31, 2006:

Dividend yield	0%
Expected volatility	72%
Risk -free interest rate	4.7%
Expected lives	5years
Expected forfeiture rate	0

Through March 31, 2006, only executive level employees have been granted stock options. These employees tend to have a long-term commitment to the Company with negligible turnover, thus a forfeiture rate of 0% was determined.

Activity with respect to the Plan is summarized as follows:
			Weighted
			Average
			Remaining
		Weighted-	Contractual	Aggregate
		Average	Term	Intrinsic
	Shares	Exercise Price	(in years)	Value
Outstanding at December 31, 2003	100,000	$.15
Granted	1,555,000.43
Outstanding at December 31, 2004
and December 31, 2005	1,655,000.41
Granted	1,312,000	1.79
Outstanding at March 31, 2006	2,967,000	$1.01	9.1	$2,202,000
Exercisable at March 31, 2006	2,172,833	$1.23	9.1	$1,154,000

At March 31, 2006, total unrecognized estimated employee compensation cost related to non-vested stock options granted prior to that date was $17,648, which is expected to be recognized over a weighted average period of 1.75 years. The weighted average grant date fair value of options granted during the three months ended March 31, 2006, was $1.75 per share.

NOTE 5. PROMISSORY NOTES

On January 24, 2006, the Company completed the final closing of the issuance and sale of 5% convertible promissory notes (the “Bridge Notes”) with an additional issuance of Bridge Notes in the aggregate principal amount of $2,585,000. Fees of $134,779 were paid in cash to Paramount BioCapital, Inc. (“Paramount”), of which Lindsay A. Rosenwald, M.D., a director and stockholder of the Company, serves as Chairman and Chief Executive Officer. The Bridge Notes and all unpaid interest are due on January 24, 2007 (the “Term”) provided, however, that the Company may extend the Term of the Bridge Notes for one additional year (the “Extended Term”) upon notice from the Company to each holder prior to expiration of the Term. Interest will accrue at the annual rate of 5% and is payable upon the maturity of the Bridge Notes. In addition to the Bridge Notes, the investors received five-year warrants exercisable at $3.18 per share (subject to adjustments for stock splits, recapitalizations and similar events), for a number of shares of Company common stock equal to 20% of the principal amount of the Bridge Notes purchased divided by $3.18. The Bridge Notes and all unpaid interest shall automatically convert into the Company’s equity securities at a price equal to the lowest unit price paid upon closing of such equity financing (See Note 8). Warrants issued with the Bridge Notes were valued at $178,275, which was recorded as debt discount. The warrant issued to the placement agent was valued at $89,137 using the Black-Scholes option pricing model which was recorded as debt issuance cost. A risk-free interest rate of 4.3%, a term of five years and stock volatility of 72% were used in the model.

NOTE 6. WARRANTS ISSUED WITH DEBT INSTRUMENTS

In January 2006, the Company issued convertible notes payable and warrants. Since the conversion of the Company’s convertible notes payable could result in a conversion into an indeterminable number of common shares, the Company determined that under the guidance in EITF Issue No. 00-19 (“EITF 00-19”) “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company’s Own Stock”, the Company was prohibited from concluding that the Company had sufficient authorized and unissued shares to net-share settle any warrants or options granted to non-employees. Therefore, on the date convertible notes were issued, the Company recorded the related fair value of the warrants to liabilities.

For warrants and convertible notes payable issued in January 2006, the Company accounted for the value of the warrants arising from the issuance of debt instruments pursuant to EITF 00-19, by allocating the proceeds first to the fair value of warrants, and then any residual amounts to the debt instruments. The fair value of the warrants is allocated to liabilities and to note discount. Upon conversion of the convertible notes to stock, warrants and options classified as current liabilities may be reclassified to additional paid-capital in the balance sheet.

The Company accounts for the intrinsic value of beneficial conversion rights arising from the issuance of convertible debt instruments with nondetachable conversion rights that are in-the money at the commitment date pursuant to the consensus of EITF Issue No. 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” and EITF Issue No. 00-27 (“EITF 00-27”), “Application of Issue No. 98-5 to Certain Convertible Instruments.” Such values are determined by first allocating an appropriate portion of the proceeds received from the debt instruments to the warrants included in the exchange based on the fair values of the warrants and the debt instruments as explained above. The intrinsic value of the beneficial conversion rights at the commitment date may also be recorded as additional paid-in capital or liabilities and debt discount as of that date or, if the terms of the debt instrument are contingently adjustable, may only be recorded if a triggering event occurs and the contingency is resolved.

Within 90 days of the Bridge Note and warrant finance closing, the Company completed a qualified equity placement (See Note 8). Accordingly, the warrant coverage for the November 2005 and the January 2006 warrant issuances were adjusted from 40% coverage to 20% coverage.

NOTE 7. AUTHORIZED SHARES

On February 24, 2006, the total number of shares of stock the Company is authorized to issue was increased to 75,000,000 capital shares, of which 50,000,000 shares are common stock and 25,000,000 shares are preferred stock. Additionally, the 25,000,000 shares of preferred stock have been designated Series A convertible preferred stock (“Series A Preferred”). Each share of the Series A Preferred will be convertible into an equal number of common shares at the option of the holder at any time or automatically upon the occurrence of a specific event. Series A Preferred holders will receive 4% dividends, have certain rights senior to common stockholders, and may demand mandatory redemption of their shares after the tenth anniversary of issuance.

NOTE 8. SUBSEQUENT EVENTS

PRIVATE PLACEMENT OFFERING

On April 3, 2006, contemporaneously with the closing of the merger with SRKP 4, Inc. (“SRKP”), the Company completed a private placement offering of 22,918,780 Units (the “Offering”), each Unit constituting of 0.9, shares of Series A Preferred and 0.1, shares of common stock for an aggregate of 20,626,902 of Series A Preferred Stock and 2,291,878 shares of common stock, in consideration of gross proceeds of $39,650,000. As converted pursuant to the merger, SRKP issued 7,922,998 shares of Series A Preferred and 880,334 shares of common stock to investors under the Offering. The Company paid placement fees of approximately $2,775,500, accountable expenses of up to an aggregate of $150,000 and issued warrants to purchase an aggregate of 2,291,878 shares of common stock at an exercise price of $1.90 per share to placement agents under the Offering. Paramount and Cowen & Co. acted as placement agents in the Offering. Fees paid to Paramount totaled $1,387,750.

DEBT CONVERSION AND PAY-OFF

Additionally, in conjunction with the Offering, the Company converted the aggregate principal balance totaling $6,145,120, together with accrued and unpaid interest of approximately $89,000 thereon, of the Bridge Notes into 3,603,568 Units under the same terms as provided in the Offering. Accordingly, as adjusted pursuant to the merger with SRKP, the Company issued an additional 1,245,746 shares of Series A Preferred and 138,416 shares of common stock to the holders of the Company’s Bridge Notes.

The Company also issued 919,898 Units, under the same terms and conditions as provided in the Offering, to a director of the Company for approximately $600,000, and converted an aggregate of $950,000 of notes payable, together with accrued and unpaid interest of approximately $41,000 thereon, issued to five individuals, one of whom is a director of the Company. As adjusted pursuant to the merger with SRKP, the Company issued an additional 318,008 shares of Series A Preferred and 35,334 shares of common stock to these individuals.

In April 2006, the Company used a portion of the proceeds from the Offering to fully pay off the line of credit balance of $600,000 plus interest.

MERGER

On February 27, 2006, the Company entered into an agreement and plan of merger (the “Merger Agreement”) with SRKP and its wholly-owned subsidiary, SRKP Acquisition Corp. (“SRKP Acquisition”). Pursuant to the terms of the Merger Agreement on April 3, 2006, the Company completed a reverse merger in which SRKP Acquisition merged with the Company and the Company became a wholly-owned subsidiary of SRKP (the “Merger”).

At the effective time of the Merger, the Company’s then issued and outstanding shares of preferred stock and common stock were exchanged into a number of shares of preferred stock and common stock of SRKP, so that the Company’s then existing stockholders held the same percentage of the issued and outstanding shares of SRKP preferred and common stock as they held in the Company, on a fully diluted basis, immediately prior to the Merger. Further, upon completion of the merger, SRKP assumed all obligations of outstanding warrants and stock options of the Company. Upon completion of the Merger, all Company equity instruments were converted to .38411 shares of SRKP per share of Company common stock, or 3,553,021 shares of common stock in the aggregate for holders of Company common stock at March 31, 2006. Concurrently, SRKP redeemed all of its shares from its current stockholders in exchange for aggregate consideration of $200,000 paid by the Company.

NOTE 8. SUBSEQUENT EVENTS (CONCLUDED)

MERGER (CONCLUDED)
Upon completion of the Merger, SRKP adopted and continued implementing the Company’s business plan and changed its name to “Cougar Biotechnology, Inc.” Upon completion of the Merger, the then-current officers and directors of SRKP resigned and the then-current officers and directors of the Company were appointed officers and directors of SRKP. The Merger will be accounted for as a reverse acquisition with the Company as the accounting acquirer and SRKP as the accounting acquiree. Accordingly, the Merger will not have any significant effect on the carrying value of the Company's assets and liabilities or the reporting of its historical results of operations and cash flows.

Management’s Discussion and Analysis or Plan of Operation

Note Regarding Forward-Looking Statements

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes to those statements included elsewhere in the Quarterly Report. This Quarterly Report contains statements that are not historical, but are forward-looking in nature, including statements regarding the expectations, beliefs, intentions or strategies regarding the future. In particular, this “Management’s Discussion and Analysis or Plan of Operation” section includes forward-looking statements that reflect our current views with respect to future events and financial performance. We use words such as we “expect,” “anticipate,” “believe,” and “intend” and similar expressions to identify forward-looking statements. A number of important factors could, individually or in the aggregate, cause actual results to differ materially from those expressed or implied in any forward-looking statements. Such factors include, but are not limited to, our ability to obtain additional financing, our ability to develop and maintain customer relationships, regulatory developments relating to and the general success of our product and product candidates, and our ability to protect our proprietary technology. Other risks are described under the section entitled “Risk Factors” in our Current Report on Form 8-K filed on April 7, 2006.

Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

The following discussion of the financial condition and results of operation of Cougar Biotechnology, Inc. should read in conjunction with the financial statements and the notes to those statements provided above. This discussion includes forward-looking statements that involve risk and uncertainties. As a result of many factors, such as those set forth under “Risk Factors,” actual results may differ materially from those anticipated in these forward-looking statements.

Overview

Since the inception of Cougar Biotechnology, Inc. in May 2003, our efforts and resources have been focused primarily on acquiring and developing our pharmaceutical technologies, raising capital and recruiting personnel. We are a development stage company and have no product sales to date and we will not receive any product sales until we receive approval from the FDA or equivalent foreign regulatory bodies to begin selling our pharmaceutical candidates. Developing pharmaceutical products, however, is a lengthy and very expensive process. Assuming we do not encounter any unforeseen safety issues during the course of developing our product candidates, we do not expect to complete the development of a product candidate until approximately 2011. Currently, a large portion of the development expenses have related to our lead product candidate, CB-7630. As we proceed with the clinical development of CB-7630 and as we further develop CB-3304 and CB-1089, our second and third product candidates, respectively, our research and development expenses will further increase. To the extent we are successful in acquiring additional product candidates for our development pipeline, our need to finance further research and development will continue increasing. Accordingly, our success depends not only on the safety and efficacy of our product candidates, but also on our ability to finance the development of the products. Our major sources of working capital have been proceeds from various private financings, primarily private sales of our common stock and other equity securities.

On April 3, 2006, SRKP Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of SRKP 4, Inc., a Delaware corporation (“SRKP”), merged with and into Cougar (the “Merger”), with Cougar remaining as the surviving corporation and a wholly-owned subsidiary of SRKP 4, Inc. Cougar stockholders received, in exchange for all of the outstanding shares of capital stock in Cougar, shares of capital stock of SRKP representing 100% of the outstanding capital stock of SRKP, on a fully-diluted basis, after giving effect to the Merger and a redemption, contemporaneous with the closing of the Merger, of all shares of SRKP capital stock held by SRKP’s former stockholders immediately prior to the Merger. In addition, at the time of effectiveness of the Merger, the board of directors of SRKP was reconstituted, such that the directors of SRKP immediately prior to the Merger resigned and were replaced by the directors of Cougar immediately prior to the Merger. Further, upon the effective time of the Merger, the business of SRKP was abandoned and the business plan of Cougar was adopted. The transaction was therefore accounted for as a reverse acquisition with Cougar as the acquiring party and SRKP as the acquired party. Accordingly, when we refer to our business and financial information relating to periods prior to the Merger, we are referring to the business and financial information of Cougar, unless otherwise indicated.

Research and development expenses consist primarily of salaries and related personnel costs, fees paid to consultants and outside service providers for regulatory and quality assurance support, licensing of drug compounds, and other expenses relating to the manufacture, development, testing and enhancement of our product candidates. We expense our research and development cost as they are incurred.

General and administrative expenses consist primarily of salaries and related expense for executive, finance and other administrative personnel, professional fees, business insurance, rent, general legal activities, and other corporate expenses.

Our results include non-cash compensation expense as a result of the issuance of stock and stock option grants. Compensation expense for options granted to employees and directors (excluding directors who are also scientific advisory board member or consultants) represents the difference between the fair value of our common stock and the exercise price of the options at the date of grant. We account for stock-based employee compensation arrangements in accordance with the provisions of and comply with the disclosure provisions of Statement of Financial Accounting Standards No. 123(R), “Accounting for Stock-Based Compensation.” In accordance with the provisions of SFAS 123 and Emerging Issues Task Force (“EITF”) No. 96-18, “Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services,” all other issuances of common stock, stock options or other equity instruments to non-employees (including consultants and all members of the Scientific Advisory Board) as the consideration for goods or services received by the Company are accounted for based on the fair value of the equity instruments issued (unless the fair value of the consideration received can be more reliably measured). Any options issued to non-employees are recorded in expense and additional paid-in capital in stockholders’ equity (deficiency) or warrant liability in current liabilities over the applicable service periods using variable accounting through the vesting date based on the fair value of the options at the end of each period. We expect to record additional non-cash compensation expense in the future, which may be significant.

Results of Operations

Three Months Ended March 31, 2006 Compared to Three Months Ended March 31, 2005

General and administrative expenses: For the three months ended March 31, 2006, general and administrative expenses was $1,784,596 compared to $237,099 for the three months ended March 31, 2005. This increase of approximately $1,547,000 is primarily attributable to an increase in compensation of approximately $708,000, increased consulting fees of approximately $709,000, increased audit fees of $67,000 and increased legal fees of $55,000. The increase in compensation resulted from the implementation of SFAS 123R. The increase in consulting fees was due to stock-based compensation for service rendered in the three months ended March 31, 2006. The increase in audit fees was a result of expediting the audit for the anticipated closing of the equity placement and the reverse merger noted above. The increased legal fees is associated with preparing the equity placement documents and work on the reverse merger with SRKP 4, Inc.

Research and Development expenses: For the three months ended March 31, 2006, research and development expenses were $1,192,563 compared to $731,328 for the three months ended March 31, 2005, representing an increase of approximately $461,000. For the three months ended March 31, 2006, we incurred professional contract services associated with the development of our three lead compounds of approximately $703,000 compared to approximately $220,000 in 2005 accounting for the increased cost. Licensing fees for the three months ended March 31, 2005, were approximately $21,000 less then the same period last year due a favorable foreign exchange rate.

Interest expense: For the three months ended March 31, 2006, interest expense was $213,579 as compared to $0 for the three months ended March 31, 2005. The interest expense includes a non-cash charge for amortization of note discounts of approximately $166,000, a non-cash charge for amortization of debt and note issuance cost of approximately $44,000, and accrued interest on the notes payable of approximately $80,000, and interest on the credit facility of approximately $10,000. The recalculation of outstanding warrants at March 31, 2006 to their fair value resulted in a reduction to interest expense of approximately $69,000.

Liquidity and Capital Resources

From inception to March 31, 2006, we have incurred an aggregate net loss of $14,551,698, primarily as a result of expenses incurred through a combination of research and development activities related to the various technologies under our control and expenses supporting those activities.

We have financed our operations since inception primarily through equity and debt financing. Total cash resources as of March 31, 2006 were $1,336,899 compared to $1,040,864 at December 31, 2005. During the three months ended March 31, 2006, we experienced an increase in cash and cash equivalents of $296,035. This increase primarily resulted from net proceeds of $2,450,000 from note financing being offset by net cash used in operations of $2,113,216 and capital expenditures of $40,971. On April 3, 2006, we completed a private placement offering with gross proceeds of $39,650,000 (See Note 8 to Cougar's Financial Statements).

Our continued operations will depend on whether we are able to raise additional funds through various potential sources, such as equity and debt financing. Through March 31, 2006, a significant portion of our financing has been through private placements of common stock and debt financing. We will continue to fund operations from cash on hand and through the similar sources of capital previously described. We can give no assurances that any additional capital that we are able to obtain will be sufficient to meet our needs. Based on our resources at April 4, 2006, we believe that we have sufficient capital to fund our operations through December 2007, but will need additional financing thereafter until we can achieve profitability, if ever.

Financings

On July 15, 2005, we entered into a credit facility with a commercial bank that allows for borrowing under a line of credit of up to $1,000,000. The credit facility is guaranteed by a stockholder and member of our Board of Directors. In return for such guaranty, we granted the stockholder warrants to purchase a number of shares of Cougar common stock based on amount of the credit facility used by the Company. Prior to terminating the credit facility in 2006, we utilized up to $600,000 of the credit facility, and issued the stockholder a five-year warrant to purchase 82,613 shares of the Company’s common stock at an exercise price of $3.18 per share in consideration of the guaranty. The credit facility was paid in full upon closing of the private equity placement on April 3, 2006.

On June 30, 2005, we issued unsecured promissory notes to six individuals, including a member of our Board of Directors, in the aggregate amount of $1,000,000 in consideration for aggregate proceeds to the Company of $1,000,000. In addition to the promissory notes, we issued the six individuals five-year warrants to purchase an aggregate of 137,689 shares of Cougar common stock at an exercise price of $3.18 per share.

In two closings on November 23, 2005 and January 24, 2006, the Company sold an aggregate of $6,145,120 in aggregate principal amount of 5% senior convertible notes (the “Bridge Notes”) to certain institutional and individual accredited investors in a private placement transaction (the “Bridge Offering”). Additionally, the Company issued warrants to purchase an aggregate of 193,243 shares of common stock at an exercise price per share of $3.18 to our placement agents, and paid commissions and other offering-related expenses aggregating approximately $326,000. The principal balance of $6,145,120, together with accrued and unpaid interest of approximately $89,000 thereon, was automatically converted into Units of the Company’s securities on April 3, 2006 at a price per unit of $1.73, pursuant to the terms of the Offering. Accordingly, the holders of the Bridge Notes received an aggregate of 360,356 shares of the Company’s common stock and 3,243,217 shares of the Company’s Series A Convertible Preferred Stock upon conversion. The holders of the Bridge Securities are entitled to piggy-back registration rights with respect to the shares of common stock issued or issuable upon conversion of such securities.

Contemporaneously with the closing of the Merger, we completed a private placement offering whereby we raised gross proceeds of approximately $39,650,000 through the sale of 20,626,902 new shares of Series A Convertible Preferred Stock and 2,291,780 new shares of common stock (the “Offering”). Additionally, on terms similar to that in the Offering, we sold 91,989 shares of common stock and 827,909 shares of Series A Preferred Stock in consideration of cash in the amount of $600,000 and the cancellation of certain note obligations of the Company in the aggregate amount of $990,000, including principal and interest. Each share of the Series A Convertible Preferred Stock will be convertible, in whole or in part, at the option of the holder at any into shares of our common stock initially on a one-for-one basis and at an initial conversion price of $4.50 per share (as adjusted for the Merger). At our election, we may require each holder to convert its outstanding shares of the Series A Convertible Preferred Stock into shares of our common stock if the price per share of common stock trades at or above 200% of the purchase price for a period of twenty consecutive trading days on any securities exchange, automated quotation system or any other over-the-counter market.

Current and Future Financing Needs

We have incurred negative cash flow from operations since we started our business. We have spent, and expect to continue to spend, substantial amounts in connection with implementing our business strategy, including our planned product development efforts, our clinical trials, and our research and discovery efforts. Given the current and desired pace of clinical development of our three product candidates, over the next 12 months we estimate that that our research and development expenses will be approximately $12.8 million. We will need approximately $2.7 million for general administrative expenses for 2006.

However, the actual amount of funds we will need to operate is subject to many factors, some of which are beyond our control. These factors include the following:

•	The progress of our research activities;

•	the number and scope of our research programs;

•	the progress of our pre-clinical and clinical development activities;

•	the progress of the development efforts of parties with whom we have entered into research and development agreements;

•	our ability to maintain current research and development programs and to establish new research and development and licensing arrangements;

•	the cost involved in prosecuting and enforcing patent claims and other intellectual property rights; and

•	the cost and timing of regulatory approvals.

We have based our estimate on assumptions that may prove to be wrong. We may need to obtain additional funds sooner then planned or in greater amounts than we currently anticipate. Potential sources of financing include strategic relationships, public or private sales of equity or debt and other sources. We may seek to access the public or private equity markets when conditions are favorable due to our long-term capital requirements. We do not have any committed sources of financing at this time, and it is uncertain whether additional funding will be available when we need it on terms that will be acceptable to us, or at all. If we raise funds by selling additional shares of common stock or other securities convertible into common stock, the ownership interest of our existing stockholders will be diluted. If we are not able to obtain financing when needed, we may be unable to carry out our business plan. As a result, we may have to significantly limit our operations and our business, financial condition and results of operations would be materially harmed.

Plan of Operation

Our plan of operation for the year ending December 31, 2006 is to continue implementing our business strategy, including the clinical development of our three product candidates. We also intend to expand our drug candidate portfolio by acquiring additional drugs for development. We expect our principal expenditures during the next 9 months to include:

•	Operating expenses, including expanded research and development and general and administrative expenses; and

•	product development expenses, including the costs incurred with respect to applications to conduct clinical trials in the United States and Europe for our three products.

As part of our planned expansion, we anticipate hiring up to 7 additional full-time employees devoted to research and development activities and up to 3 additional full-time employees for general and administrative activities. In addition, we intend to use clinical research organizations and third parties to perform our clinical studies and manufacturing. As indicated above, at our current and desired pace of clinical development of our three product candidates, during 2006 we expect to spend approximately $12.8 million on clinical development and research and development activities and expend approximately $2.5 million on general and administrative expenses and $242,000 on facilities rent.

Research and Development Projects

CB-7630. In April 2004, we exclusively licensed the worldwide rights to CB-7630 (abiraterone acetate) from BTG plc. CB-7630 is an orally active targeted inhibitor of the steroidal enzyme 17α-hydroxylase/C17,20 lyase, a cytochrome p450 complex that is involved in testosterone production. In preclinical studies, CB-7630 has demonstrated the ability to selectively inhibit the target enzyme, reducing levels of testosterone production in both the adrenals and the testes that is believed to stimulate the growth of prostrate cancer cells.

In Phase I trials performed by the Centre for Cancer Therapeutics, Institute of Cancer Research (Sutton, United Kingdom), and Royal Marsden NHS Trust (Sutton, United Kingdom), CB-7630 was administered as a single agent to 26 patients with prostate cancer. We believe that the data from these clinical studies indicate that: 1) CB-7630, at an oral dose of 800mg, can successfully suppress testosterone levels to the castrate range; 2) CB-7630 can suppress testosterone produced by both the testes and the adrenals; and 3) CB-7630 is well tolerated with an acceptable toxicity profile. The results from these Phase I studies of CB-7630 were published in the British Journal of Cancer in June 2004.

In December 2005, we initiated a Phase I/II trial of CB-7630 for the treatment of advanced prostate cancer. The Phase I/II trial is being conducted at The Institute of Cancer Research, in the Cancer Research UK Centre for Cancer Therapeutics, and at The Royal Marsden Hospital in the United Kingdom. The Phase I/II study is an open label, dose escalating study to evaluate the safety and efficacy of CB-7630 administered daily to patients with chemotherapy-naïve hormone refractory prostate cancer (HRPC) with a rising PSA (prostate specific antigen) despite hormonal therapy.

Through March 2006, we have incurred approximately $7,041,500 of cost related to the development of CB-7630. Currently, we anticipate that we will need to expend approximately an additional $3,900,000 to $4,400,000 in development costs in fiscal 2006 and at least an aggregate of approximately $50,000,000 to $75,000,000 until we receive FDA approval for CB-7630. Should we choose to continue development we expect that it will take an additional 6 to 8 years before we complete development and obtain FDA approval of CB-7630, if ever.

CB-3304. In March 2004, we exclusively licensed the worldwide rights to CB-3304 (noscapine), an orally active alkaloid derived from opium. Preclinical studies have demonstrated that CB-3304 has anti-tumor activity and acts as an inhibitor of microtubule dynamics. Therefore, we believe that CB-3304 has potential applications in the treatment of a number of different tumor types where tubulin binding agents are known to have activity. These tumor types include, but are not limited to, non-Hodgkin’s lymphoma, multiple myeloma, breast cancer, lung cancer, ovarian cancer and prostate cancer.

In December 2005, we announced positive interim data from an ongoing investigator sponsored Phase I trial of CB-3304 in patients with relapsed or refractory non-Hodgkin’s lymphoma. The trial is an open label dose escalating study, being conducted at the University of Southern California Norris Comprehensive Cancer Center, where cohorts of patients with relapsed/refractory non-Hodgkin’s lymphoma (NHL) or chronic lymphocytic leukemia (CLL/SLL) were treated at one of three different dose levels involving total daily doses of 1 g, 2 g, and 3 g per day. At each dose level, noscapine was administered orally on a three times a day schedule for 49 days. In the trial, responses for NHL patients were evaluated using the International Working Group Response Criteria for NHL and responses for CLL patients were evaluated using the NCI Working Group criteria. For both NHL and CLL patients, toxicity was graded according to the NCI common toxicity criteria (CTC).

At this interim analysis, 12 patients with a median age of 65 years (range 38-71) have been accrued. Four subjects had CLL/SLL, 2 had mantle cell lymphoma, one had follicular grade III lymphoma, 4 had diffuse large cell lymphoma (DLC), and one had lymphoplasmacytic low grade lymphoma. These interim results suggest:

•
Of the 10 patients that are evaluable for response, one patient with follicular grade III disease has had a partial response. This patient initially demonstrated stabilization of their disease for a period of approximately four years before achieving a partial response. In addition, two patients, one with mantle cell lymphoma and one with DLC have demonstrated stable disease of duration 30 days and 77 days, respectively.

•	CB-3304 has been well tolerated, with no grade 3 or 4 hematological toxicities. One grade 3 neurotoxicity consisting of depressed level of consciousness was experienced at the 3 gram dose level.

•	A larger study of noscapine is warranted to evaluate the efficacy of the compound in patients with lymphoma.

In December 2005, we also announced results from preclinical experiments that we believe demonstrate the effectiveness of CB-3304 for the treatment of NHL and multiple myeloma and that warrant our continued development of the drug in hematological malignancies. The preclinical studies demonstrate that CB-3304 exhibits potent antitumor activity against NHL and myeloma in vitro, as well as in vivo in xenograft models. More specifically, the in vitro studies demonstrated that following exposure to CB-3304, the OPM2 (multiple myeloma), H9 (T cell lymphoma) and RL (B cell lymphoma) tumor cell lines exhibited an IC50 of approximately 30 nM, 700 nM, and 500 nM for the OPM2, H9 and RL lines, respectively. Treatment with noscapine resulted in the induction of apoptosis in each of the cell lines tested. Additionally, in vivo studies demonstrated that in xenograft models, daily administration of noscapine resulted in tumor growth delays of between 30-80% of the control tumor volumes.

Through March 2006, we have incurred approximately $838,800 of cost related to the development of CB-3304. Currently, we anticipate that we will need to expend approximately an additional $2,000,000 to $2,600,000 in development costs in fiscal 2006 and at least an aggregate of approximately $50,000,000 to $75,000,000 until we receive FDA approval for CB-3304. Should we choose to continue development we expect that it will take an additional 6 to 8 years before we complete development and obtain FDA approval of CB-3304, if ever.

CB-1089. In June 2005, we exclusively licensed the worldwide rights to CB-1089 (seocalcitol), a synthetic vitamin D analog. In prostate cancer, clinical studies of a metabolite of vitamin D (calcitriol) given in combination with chemotherapy suggested that patients that received the combination of calcitriol plus chemotherapy had an improvement in their survival over the patients that received chemotherapy plus placebo without an increase in the toxicity of the chemotherapy. Preclinical studies in prostate cancer have shown that CB-1089 is a more potent anti-cancer drug than calcitriol, which may result in better efficacy when used in combination therapy to treat prostrate cancer as opposed to calcitriol. We anticipate beginning clinical trials of CB-1089 in prostate cancer in the second half of 2006.

Through March 2006, we have incurred approximately $375,000 of cost related to the development of CB-1089. Currently, we anticipate that we will need to expend approximately an additional $1,900,000 to $2,400,000 in development costs in fiscal 2006 and at least an aggregate of approximately $50,000,000 to $75,000,000 until we receive FDA approval for CB-1089. Should we choose to continued development we expect that it will take an additional 6 to 8 years before we complete development and obtain FDA approval of CB-1089, if ever.

License Agreement Obligations

CB-3304. On February 23, 2004, we entered into a license agreement (the “License Agreement”) with Emory University (“Emory”) for the worldwide, exclusive rights to discover, develop, have made, use, sell, have sold, offer for sale and import the products described in Emory’s intellectual property portfolio for noscapine and analogs of noscapine. The License Agreement terminates upon the date of the last to expire patent contained in the licensed technology. In consideration for the rights under the License Agreement, we paid Emory an initial license fee of $72,435 in 2004. We sponsored a research project involving the licensed technology in the amount of $114,000 of which $28,688 and $85,312 were paid in 2005 and 2004, respectively. In connection with the license agreement, we have agreed to future milestone payments to Emory for the first technology from the intellectual property portfolio in the aggregate of up to $3,500,000, payable upon the achievement of certain clinical and regulatory milestones. Should a product incorporating the licensed technology be commercialized, we will be obligated to pay to Emory an annual royalty based on net sales of the product. In the event that we sublicense the licensed technology to a third party, we will be obligated to pay royalties to Emory based on a fixed rate of fees or royalties received from the sublicense.

CB-7630. Effective April 20, 2004, we entered into a license agreement with BTG International, LTD. (“BTG”) for the exclusive worldwide rights to make, use, lease and sell abiraterone acetate. The agreement terminates upon the date of the last to expire patent contained in the licensed technology. In consideration for the rights under the BTG license agreement, we paid BTG an initial license fee of £500,000 (currently, approximately $923,100) in 2004 and agreed to pay BTG an annual license maintenance fee of £150,000 ($288,000) until the first commercial sale of the licensed product. In addition, the license agreement requires us to make aggregate milestone payments of up to £9,000,000 ($16,614,000), payable upon the achievement of certain clinical and regulatory milestones. Should abiraterone acetate become commercialized, we will be obligated to pay to BTG an annual royalty based on net sales of the product. In the event that we sublicenses abiraterone acetate to a third party, we are obligated to pay royalties to BTG based on a fixed rate of fees or royalties received from the sublicense.

CB-1089. Effective June 27, 2005, we entered into a license agreement with LEO Pharma A/S (“LEO”) for the exclusive worldwide right to make, use, lease and sell seocalcitol. The agreement terminates upon the later of the date of the last patent contained in the licensed technology to expire or twenty years. In consideration for the rights under the LEO license agreement, we paid LEO an initial license fee of $250,000 in 2005. In addition, the license agreement requires us to make aggregate milestone payments of up to $13,000,000, payable upon the achievement of certain clinical and regulatory milestones. Should seocalcitol become commercialized, we will be obligated to pay to LEO an annual royalty based on net sales of the product. In the event that we sublicenses seocalcitol to a third party, we are obligated to pay royalties to LEO based on a fixed rate of fees or royalties received from the sublicense.

CONTROLS AND PROCEDURES.

Evaluation of disclosure controls and procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports filed pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules, regulations and related forms, and that such information is accumulated and communicated to our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

As of the end of the period covered by this quarterly report, we carried out an evaluation, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective.

Changes in internal controls

During the quarter ended March 31,2006, there has been no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.